Law Offices
GUZIK & ASSOCIATES

11355 West Olympic Boulevard, Third Floor
Los Angeles, CA 90064
Telephone 310.914.8600
Facsimile 310.914.8606

June 8, 2006

VIA EDGAR AND
FEDERAL EXPRESS (w/Enclosures)

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0306
Attention: Pamela A. Long,
Assistant Director

Re:	SulphCo, Inc. Registration Statement on Form S-3
(S.E.C. File No. 333-133771)
Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005 (S.E.C. File No. 1-32636)

Dear Ms. Long:

Enclosed on behalf of SulphCo, Inc. (“SulphCo” or the “Company”) is Amendment No. 1 to its Registration Statement on Form S-3. The original of this letter is being transmitted concurrently via overnight courier and contains copies of the Registration Statement marked to indicate additions and deletions.

We have also amended Form 10-KSB for the year ended December 31, 2005, and Form 10-Q for the quarter ended March 31, 2006, in response to the Staff’s comments. Copies of these amended documents are included in this package. The changes are clearly identified. Therefore, we have not provided copies marked to reflect additions or deletions.

This letter and the accompanying amendments are intended to fully address the Staff’s comments as contained in its letter to the Company of May 18, 2006.

Following are our responses to the Staff’s comments which relate to Form S-3. The paragraph numbers below correspond to the paragraph numbers in the Staff’s comment letter.

Form S-3

General

1.
We did not file a Form 8-K with respect to the Master Services Agreement with Mustang International, L.P. as this is an agreement entered into by the registrant in the ordinary course of its business. The agreement provides for Mustang International to provide program management services in connection with SulphCo’s joint venture in Fujairah, U.A.E.

Risk Factors

2.	We have added a new risk factor to address risks related to material deficiencies in the registrant’s disclosure controls and procedures.

Undertakings

3.	We have deleted the undertaking related to Rule 430A.

4.	We have included the undertaking applicable when the registrant is relying on Rule 430B or Rule 430C.

Form 10-KSB

Item 8A. Controls and Procedures

5.
We have revised this disclosure to reflect that the identified deficiencies precluded management from concluding that the disclosure controls and procedures were effective as of the end of the period covered by the report. A corresponding change has been made in the March 2006 Form 10-Q to the extent applicable.

6.	We have provided additional detail regarding the nature of material weaknesses identified by SulphCo. A corresponding change has been made in the March 2006 Form 10-Q to the extent applicable.

7.	We have revised this disclosure to reflect when these weaknesses began and the specific steps taken to remedy these weaknesses.

8.	We have revised this section to reflect steps taken to remedy these weaknesses.

Exhibits 31.1 and 31.2

9.
This will confirm that the officers signing these certifications did so in their individual capacities. For the avoidance of doubt, the officers’ titles have been removed in the certifications which accompany the Amendment No. 2 to Form 10-KSB.

Closing

We have included with this letter a written statement from SulphCo acknowledging the matters requested by the Staff.

Should you have any questions regarding this matter please contact me directly.

Very truly yours,

/s/ Samuel S. Guzik
Samuel S. Guzik

cc:	Edward M. Kelly, Senior Counsel
Christopher B. Edwards, Special Counsel
(w/o enclosures)

June 8, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0306
Attention: Pamela A. Long,
Assistant Director

Re:	SulphCo, Inc. Registration Statement on Form S-3
(S.E.C. File No. 333-133771)
Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005 (S.E.C. File No. 1-32636)

Ladies and Gentlemen:

Please refer to the above-referenced registration statement of SulphCo, Inc. (the registrant) on Form S-3 and the related reports incorporated therein. Pursuant to your letter of May 18, 2006, the registrant hereby acknowledges the following:

The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant. The registrant acknowledges that Staff comments or changes in response to Staff comments in the proposed disclosure in the Registration Statement do not foreclose the Commission from taking any action with respect to the filing. The registrant also represents that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SULPHCO, INC.

By:	/s/ Loren J. Kalmen
Loren J. Kalmen,
Chief Financial Officer